Room 4561

October 24, 2006

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent Suite 900
Broomfield, Colorado 80021

> **Re:** **Cardinal Communications, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2006**
> **Filed August 22, 2006**
> **File No. 1-15383**

Dear Mr. Garneau:

We have reviewed your response letters dated July 21 and September 13, 2006, as well as the filings referenced above, and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Note 2. Critical Accounting Policies

Stock-Based Compensation

1. We have read your response to prior comment number 6 and it is unclear to us why you believe that SFAS 123R disclosures were not required solely because no options were granted during 2006. We further note that your most recent Form 10-QSB indicates that no options vested during 2006. However, we note that you granted options to key employees in 2004 that were exercisable based on your share price reaching certain levels. As these options are subject to a market condition as defined by SFAS 123R, it is possible to incur compensation expense regardless as to whether the market condition was satisfied and the options vested. Please explain to us how you considered paragraphs 19 and 48 of SFAS 123R and the illustrative computations and other guidance regarding such options beginning with paragraph A49 of the standard.

Note 3. Financing Transactions

2. We have read your response to prior comment number 9 and note that upon conversion of the notes receivable, you would own 64% of EMT's outstanding shares. Please describe your relationship to this company in more detail including the level of influence that you have over EMT's operations. In addition, tell us whether you expect these notes to be paid in cash or converted and why. Finally, explain how you considered whether EMT should be reflected as an equity investment in accordance with EITF 02-14 or consolidated under FIN 46R. With respect to FIN 46R, explain to us how you considered the scope guidance including, but not limited to, paragraph 4.h(3).

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Item 1. Financial Statements

 Note 3. Correction of an Error in Previously Issued Financial Statements

3.   We note that you disclosed errors in recording sales during 2005 and the first
        quarter of 2006 within your Form 10-QSB that was filed on August 22, 2006.
        Please explain to us why you have not filed a Form 8-K providing the disclosures
        required by Item 4.02 of that form. In addition, explain why you have not yet
        filed any amended periodic reports reflecting the restated information.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451
or me at (202) 551-3730 if you have any questions regarding these comments.

                                        Very truly yours,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant